Yukon
Community Services

BUSINESS CORPORATIONS ACT
FORM 5

Certificate of Amendment

GRAND PEAK CAPITAL CORP.

I hereby certify that the articles of the above-mentioned corporation were amended:

_ under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.

_ under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

x under section 179 of the Business Corporations Act as set out in the attached Articles of Amendment.

_ under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization

under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.

Corporate Access Number:32597
Date of Amendment:2007-11-15

Frederik J. Pretorius
Registrar of Corporations

BUSINESS CORPORATIONS ACT (YUKON)
(Section 30 or 179)

Form 5-01

ARTICLES OF AMENDMENT

1. Name of Corporation: BLACK MOUNTAIN CAPITAL CORPORATION
2. Corporate Access Number: 29234
3. The articles of the above named corporation are amended pursuant to a court order:

   Yes ____ No _X_

4. The articles of the above named corporation are amended as follows:

   by a Special Resolution of the Shareholders the name of the Corporation is changed to:

   GRAND PEAK CAPITAL CORP.

5. Date: November 15, 2007 Signature: ____________ Title: President

   Navchand Jagpal

FILED
15 2007
DEPUTY REGISTRAR OF CORPORATIONS

Yukon
Community Services

BUSINESS CORPORATIONS ACT
FORM 5

Certificate of Amendment

BLACK MOUNTAIN CAPITAL CORPORATION

I hereby certify that the articles of the above-mentioned corporation were amended:

X under section 16 of the Business Corporations Act to change the name of the corporation in accordance with the attached notice.

_ under section 30 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares.

_ under section 179 of the Business Corporations Act as set out in the attached Articles of Amendment.

_ under section 194 of the Business Corporations Act as set out in the attached Articles of Reorganization

_ under section 195 of the Business Corporations Act as set out in the attached Articles of Arrangement.

SEAL

Corporate Access Number: 31180
Date of Amendment: 2005-04-29

M. Richard Roberts
Registrar of Corporations

Yukon
Community Services
Services aux collectivités

ARTICLES OF AMENDMENT
BUSINESS CORPORATIONS ACT (SECTION 30 OR 179) FORM 5-01

CLAUSES MODIFICATRICES DES STATUTS CONSTITUTIFS
LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLE 30 OU 179) FORMULAIRE 5-01

1. NAME OF CORPORATION / *DÉNOMINATION SOCIALE* :

MERCURY PARTNERS & COMPANY INC.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :

29234

3. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED PURSUANT TO A COURT ORDER:
LA MODIFICATION DES STATUTS DE LA SOCIÉTÉ SUSMENTIONNÉE DÉCOULE D'UNE ORDONNANCE DE LA COUR :

☐ YES / *OUI* ☑ NO / *NON*

4. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED AS FOLLOWS:
LES STATUTS DE LA SOCIÉTÉ SUSMENTIONNÉE SONT AINSI MODIFIÉS :

Article 1 of the Corporation be amended by deleting the following:

"Name of Corporation: MERCURY PARTNERS & COMPANY INC."

and inserting in its place:

"Name of Corporation: BLACK MOUNTAIN CAPITAL CORPORATION"

FILED
APR 29 2005
REGISTRAR OF CORPORATIONS

5. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
April 28, 2005	[signature]	Director

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

Yukon
Justice

BUSINESS CORPORATIONS ACT
FORM 2

Certificate of Amalgamation

MERCURY PARTNERS & COMPANY INC.

I hereby certify that the above-mentioned corporation resulted from the amalgamation of the corporations as set out in the attached Articles of Amalgamation.

Corporate Access Number:29234
Date of Amalgamation:2001-12-28

M. Richard Roberts
Registrar of Corporations

YUKON

BUSINESS CORPORATIONS ACT
(Section 187)

Form 2-01

ARTICLES OF AMALGAMATION
FOR YUKON CORPORATIONS

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1. NAME OF CORPORATION:

MERCURY PARTNERS & COMPANY INC.

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2. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The attached Schedule "A" is incorporated into and forms part of these Articles of Amalgamation.

---

3. RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:

Not Applicable.

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4. NUMBER (OR MINIMUM AND MAXIMUM NUMBERS) OF DIRECTORS:

The board of directors shall consist of a minimum of three and a maximum of five directors, and that within such minimum and maximum numbers, the board of directors shall, from time to time, determine the actual number of directors.

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5. RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:

The Corporation is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.

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6. OTHER PROVISIONS, IF ANY:

A. Meetings of the shareholders of the Corporation shall be held in the place within Canada that the directors of the Corporation may determine.

B. Commencing with the 1998 annual meeting of shareholders, the directors shall be divided into three classes: Class I; Class II; and Class III, as equal in number as possible. At the 1998 annual meeting of shareholders, Class I directors shall be

elected to hold office for a term expiring at the 1999 annual meeting of shareholders; Class II directors shall be elected to hold office for a term expiring at the 2000 annual meeting of shareholders; and Class II directors shall be elected to hold office for a term expiring at the 2001 annual meeting of shareholders. At each annual meeting of shareholders held after 1998, the successors to the class of directors whose terms then expire shall be identified as being of the same class as the directors they succeed and shall be elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A successor to a director who resigned before the expiration of his term shall be elected for the remaining term of such resigned director. When the number of directors has changed, any newly created directorship or any decrease in directorships shall be apportioned among the classes by the directors as to make all classes as equal in number as possible. Each director shall hold office until the expiration of his term and until the election and qualification of his successor.

---

7. NAMES OF AMALGAMATING CORPORATIONS:

Mercury Partners & Company Inc.
Pacific Mercantile Company Limited

---

8. DATE:	SIGNATURE:	TITLE:
December 28, 2001		Director

FILED

DEC 28 2001

DEPUTY REGISTRAR
OF CORPORATIONS

SCHEDULE "A"

The authorized capital of the Corporation shall consist of an unlimited number of common shares without par value (the "Common Shares") and an unlimited number of class A preferred shares (the "Class A Preferred Shares"), having the preferences, rights, conditions, restrictions, limitations and prohibitions hereinafter set forth.

1. The preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Common Shares are as follows:

   (a) The holders of Common Shares shall be entitled to receive notice of, attend at and vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote.

   (b) Notwithstanding any other provision in these Articles, but subject to the provisions of the *Business Corporations Act* (Yukon), dividends may be declared and paid, in the discretion of the directors of the Corporation, at any time upon the Common Shares to the exclusion of all or any other classes or class of shares, or may be declared and paid upon all or any other classes or class of shares to the exclusion of the Common Shares.

   (c) The holders of Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution, liquidation or winding-up, whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs.

2. The preferences, rights, conditions, restrictions, limitations and prohibitions attached to the Class A Preferred Shares are as follows:

   (a) The Class A Preferred Shares may at any time from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation, including, without limitation:

      (i) the rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustment and whether such dividends are cumulative, partly cumulative or non-cumulative;

      (ii) the date, manner and currency of payments of dividends and the dates from which they accrue or become payable;

      (iii) if redeemable or purchasable, the redemption or purchase prices and terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

(iv) the voting rights, if any;

(v) any conversion, exchange or reclassification rights; and

(vi) any other terms not inconsistent with these provisions;

the whole subject to the receipt by the Director appointed under the *Business Corporations Act* (Yukon) of articles of amendment designating and fixing the number of Class A Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by him of a certificate of amendment with respect thereto.

(b) The directors of the Corporation shall, subject as hereinafter provided, by resolution duly passed before the issue of the Class A Preferred Shares of each series, fix the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preferred Shares of such series.

(c) (i) With respect to payment of dividends and priority in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Class A Preferred Shares of each series shall be entitled to preference over the holders of Common Shares and over any other shares ranking junior to the Class A Preferred Shares; and the Class A Preferred Shares of each series may also be given such other preferences over the Common Shares and any other shares ranking junior to the Class A Preferred Shares as may be determined as to the respective series authorized to be issued; and

(ii) the Class A Preferred Shares of each series shall rank on a parity with the Class A Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation among its shareholders for the purpose of winding-up its affairs.